Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, November 14th, 2022 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market in general that announced, with major companies Itaú Unibanco, Marfrig, Rabobank, Santander and Vale, the creation of a new company focused entirely on the restoration, conservation and preservation of forests in Brazil. The company’s mission is to restore and protect, over the next 20 years, four million hectares of native forest in some of Brazil´s most valuable ecosystems, including the Amazon, Atlantic Forest and Cerrado biomes – an area approximately equivalent to the size of Switzerland or Rio de Janeiro state, in Brazil.

Initially called ‘Biomas’, the company will restore two million hectares of degraded land by planting approximately two billion native trees, as part of a complex operational project on a vast scale. The company will also conserve and preserve two million hectares.

In addition to the environmental benefits, the alliance’s aim is that the project will stimulate regional development and strengthen local communities through their involvement in the value chain.

Each partner will initially commit R$20 million to support the early years of Biomas activities. The company’s operations are underpinned by a financially sustainable business model, enabling each project based on the commercialization of carbon credits.

The alliance launched at COP27 will prevent - considering removals and avoided emissions -, approximately 900 million tons of carbon from being released into the atmosphere, in the next 20 years. In addition, it is estimated that the company will contribute to the protection of more than 4,000 species of animals and plants.

The project´s first stage will consist of identifying target areas, establishing nurseries for large-scale production of native trees, engaging with communities, advocating for public land concessions, working on carbon credits certification and implementing pilot projects. From 2025, Biomas will then scale, rolling out restoration and conservation projects on a vast scale until it reaches its 4 million hectares goal.

The establishment of this company is subject to the usual regulatory approvals.

Lastly, Suzano reiterates its commitment with financial discipline and transparency with its investors.

São Paulo, November 14th, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer